FILTRONA

RECEIVED

2007 AUG 14 A 11:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filtrona plc

31 July 2007

File No: 82-34882

07025962

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 29 June 2007, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED
AUG 1 6 2007
THOMSON
FINANCIAL

V. Walters

dlw 8/15

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

NOTIFICATION OF MAJOR INTERESTS IN SHARES
Holding(s) in Company

1. Identify of the issues or the underlying issuer of existing shares to which voting rights are attached:

   Filtrona plc

2. Reason for the notification

   A disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Ivory Flagship Master Limited

4. Full name of shareholder(s) (if different from 3.):

   ....

5. Date of the transaction and date on which the threshold is crossed or reached

   28 June 2007

6. Date on which issuer notified:

   07 July 2007

7. Threshold(s) that is/are crossed or reached:

   Sale of previous holding to 0%

8. Notified details

   ....

A: Voting rights attached to shares

Class/type of share if possible using the ISIN CODE	Situation previous to the Triggering transaction Number of shares	Situation previous to the Triggering transaction Number of Voting Rights
Ordinary 25p shares (GB00B0744359)	10,580,434	10,580,434

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of Voting Rights	% of Voting Rights
	Direct	Indirect	Indirect
Ordinary 25p shares (GB00B0744359)	nil	nil	nil

B: Financial Instruments

Resulting situation after the Triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
nil	nil

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

   N/a

Proxy Voting

10. Name of the proxy holder:

    Institutional Shareholder Services (155)

11. Number of voting rights proxy holder will cease to hold:

    10,580,434

12. Date on which proxy holder will cease to hold voting rights:

    28 June 2007

13. Additional Information:

....

14. Contact name:

    Patricia Kingdon

15. Contact telephone number:

    01908 359100

16. Identity of the person or legal entity subject to the notification obligation

    Jon Green
    Company Secretary & General Counsel

File No: 82-34882

NOTIFICATION OF MAJOR INTERESTS IN SHARES
Holding(s) in Company

1. Identify of the issues or the underlying issuer of existing shares to which voting rights are attached:

   Filtrona plc

2. Reason for the notification

   A disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Ivory Long Term Master Limited

4. Full name of shareholder(s) (if different from 3.):

   ....

5. Date of the transaction and date on which the threshold is crossed or reached

   28 June 2007

6. Date on which issuer notified:

   07 July 2007

7. Threshold(s) that is/are crossed or reached:

   Sale of previous holding to 0%

8. Notified details

   ....

A: Voting rights attached to shares

Class/type of share if possible using the ISIN CODE	Situation previous to the Triggering transaction Number of shares	Situation previous to the Triggering transaction Number of Voting Rights
Ordinary 25p shares (GB00B0744359)	3,259,208	3,259,208

PAK/019

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of Voting Rights	% of Voting Rights
	Direct	Indirect	Indirect
Ordinary 25p shares (GB00B0744359)	nil	nil	nil

B: Financial Instruments

Resulting situation after the Triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
nil	nil

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

   N/a

Proxy Voting

10. Name of the proxy holder:

    Institutional Shareholder Services (155)

11. Number of voting rights proxy holder will cease to hold:

    3,259,208

12. Date on which proxy holder will cease to hold voting rights:

    28 June 2007

13. Additional Information:

....

14. Contact name:

    Patricia Kingdon

15. Contact telephone number:

    01908 359100

16. Identity of the person or legal entity subject to the notification obligation

    Jon Green
    Company Secretary & General Counsel

File No: 82-34882

2 July 2007

Filtrona plc

Filtrona plc is pleased to confirm, following the announcement on 25 June 2007, completion of the disposal of Globalpack, its Brazilian consumer packaging business.

Enquiries:

Filtrona plc Mark Harper, Chief Executive Steve Dryden, Finance Director	Tel: 01908 359100
Finsbury James Leviton Gordon Simpson	Tel: 020 7251 3801

NOTIFICATION OF MAJOR INTERESTS IN SHARES
Holding(s) in Company

1. Identify of the issues or the underlying issuer of existing shares to which voting rights are attached:

   Filtrona plc

2. Reason for the notification

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Pennant Capital Management LLC

4. Full name of shareholder(s) (if different from 3.):

   Pennant Offshore Partners LTD
   Pennant Onshore Partners LP
   Pennant Onshore Qualified LP
   Pennant Spinnaker Fund LP
   Pennant Windward Fund LP
   Pennant Windward Fund Ltd

5. Date of the transaction and date on which the threshold is crossed or reached

   28 June 2007

6. Date on which issuer notified:

   02 July 2007

7. Threshold(s) that is/are crossed or reached:

   5%

8. Notified details

   ....

A: Voting rights attached to shares

Class/type of share if possible using the ISIN CODE	Situation previous to the Triggering transaction	Situation previous to the Triggering transaction
	Number of shares	Number of Voting Rights
Ordinary 25p shares (GB00B0744359)	10,423,699	10,423,699

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of Voting Rights	% of Voting Rights
	Direct	Indirect	Indirect
Ordinary 25p shares (GB00B0744359)	11,600,889	11,600,889	5.29%

B: Financial Instruments

Resulting situation after the Triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
11,600,899	5.29

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Pennant Offshore Partners LTD	2,135,627
Pennant Onshore Partners LP	580,800
Pennant Onshore Qualified LP	1,308,500
Pennant Spinnaker Fund LP	776,980
Pennant Windward Fund LP	2,672,582
Pennant Windward Fund Ltd	4,126,400

Proxy Voting

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional Information:

....

14. Contact name:

    Patricia Kingdon

15. Contact telephone number:

    01908 359100

16. Identity of the person or legal entity subject to the notification obligation

    Jon Green
    Company Secretary & General Counsel

END